EXHIBIT 12.1

DELL INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Fiscal Year Ended
	July 29, 2011	January 28, 2011	January 29, 2010	January 30, 2009	February 1, 2008	February 2, 2007
	(in millions, except ratios)
Earnings
Pre-tax income from continuing operations	$2,261	$3,350	$2,024	$3,324	$3,827	$3,345
Add: Fixed Charges	150	228	191	132	84	71
Add: Noncontrolling interest	—	—	—	—	29	23
Total	$2,411	$3,578	$2,215	$3,456	$3,940	$3,439
Fixed Charges(a)
Interest Expense	$134	$199	$160	$93	$45	$45
Estimate of interest in rent expense	16	29	31	39	39	26
Total	$150	$228	$191	$132	$84	$71
Ratio of Earnings to Fixed Charges	16	16	12	26	47	49
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(a)
Fixed charges included in the calculation of this ratio consist of: (i) interest expensed, plus (ii) a reasonable estimation of the interest factor included in rental expense, plus (iii) interest capitalized (when applicable).